SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended January, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

27 January 2012

BP Statement on U. S. District Court Ruling on Partial Summary Judgment Regarding Indemnity in Deepwater Horizon Accident

This statement was made on 26 January 2012 in response to the court ruling issued the same day.The full judge's Opinion can be read here: http://www.laed.uscourts.gov/OilSpill/OilSpill.htm

Today's ruling makes clear that contractors will be held accountable for their actions under the law. While all official investigations have concluded that Transocean played a causal role in the accident, the contractor has long contended it is fully indemnified by BP for the liabilities resulting from the oil spill. The Court rejected this view.

Under the decision Transocean is, at a minimum, financially responsible for any punitive damages, fines and penalties flowing from its own conduct. As we have said from the beginning, Transocean cannot avoid its responsibility for this accident.

By contrast, since the spill we have stepped up, acknowledged our role and paid more than $7.8 billion in claims, advances and other payments to individuals, businesses and governments.

Further Information:

BP press office,London: +44 (0)20 7496 4076, bppress@bp.com
BP US Press Office: +1 281 366 4463, uspress@bp.com

-- ENDS --

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 January 2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary